This Amended and Restated Pricing Supplement No. 2021-USNCH9586 is being filed to revise the payments in the “United States Federal Tax Considerations” section.
Citigroup Global Markets Holdings Inc.	October 27, 2021 Medium-Term Senior Notes, Series N Amended and Restated Pricing Supplement No. 2021—USNCH9586 Filed Pursuant to Rule 424(b)(3) Registration Statement Nos. 333-255302 and 333-255302-03

Callable Fixed to Float CMS Spread Range Accrual Notes Contingent on the Worst Performing of the S&P 500® Index, the Nasdaq-100 Index® and the Russell 2000® Index Due October 29, 2041

▪	Variable coupon. The notes will pay interest at a fixed rate specified below for the first year following issuance. After the first year, contingent interest will accrue on the notes during each accrual period at a rate based on the CMS spread described below, but only for each elapsed day during that accrual period on which the accrual condition is satisfied. The accrual condition will be satisfied on an elapsed day only if the closing level of each underlying index on that day is greater than or equal to its accrual barrier level. Accordingly, contingent interest during each accrual period, if any, will depend on the CMS spread and the level of each underlying index. The amount of interest payable on the notes may be adversely affected by adverse movements in any one of these variables, regardless of the performance of the others. The notes may pay low or no interest for extended periods of time or even throughout the entire term after the first year.

▪	Call right. We have the right to call the notes for mandatory redemption on any coupon payment date beginning approximately two years after the issue date.

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Underlying indices:	Underlying indices	Initial index level*	Accrual barrier level**
	S&P 500® Index	4,551.68	2,275.840
	Nasdaq-100 Index®	15,598.39	7,799.195
	Russell 2000® Index	2,252.491	1,126.246
	* For each underlying index, its closing level on the pricing date ** For each underlying index, 50% of its initial index level
CMS spread:	On any CMS spread determination date, the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”) on that day. See “Information About the CMS Spread” in this pricing supplement.
CMS spread determination date:	For any accrual period commencing on or after October 29, 2022, the second U.S. government securities business day prior to the first day of that accrual period
Pricing date:	October 27, 2021
Issue date:	October 29, 2021
Maturity date:	Unless earlier redeemed, October 29, 2041
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:

On each coupon payment date occurring during the first year following issuance of the notes, the notes will pay a fixed coupon of 12.00% per annum, regardless of the CMS spread or the levels of the underlying indices.

On each coupon payment date after the first year (beginning in January 2023), you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date after the first year will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period number of elapsed days during the related accrual period

Each coupon payment per note will be equal to (i) $1,000 multiplied by the applicable coupon rate per annum divided by (ii) 4.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0%.

Relevant contingent rate:

The relevant contingent rate for any coupon payment date after the first year following issuance of the notes means:

10.00 × (the CMS spread (as of the CMS spread determination date for the related accrual period) minus 0.50%), subject to a minimum relevant contingent rate of 0.00% per annum and a maximum relevant contingent rate of 12.00% per annum.

If the CMS spread for any CMS spread determination date is less than or equal to 0.50%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date. The relevant contingent rate will in no event exceed the maximum relevant contingent rate.

Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$980	$50.00	$930.00
Total:	$10,290,000	$525,000.00	$9,765,000.00

(Key Terms continued on next page)

(1) On the date of this pricing supplement, the estimated value of the notes is $878.40 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement No. IE-06-07 dated May 11, 2021	Underlying Supplement No. 10 dated May 11, 2021

Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (CONTINUED)
Coupon payment dates:	The 29th day of each January, April, July and October beginning on January 29, 2022, except that the final coupon payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable)
Accrual period:	For each coupon payment date after the first year following issuance of the notes, the period from and including the immediately preceding coupon payment date to but excluding such coupon payment date
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, the closing level of each underlying index is greater than or equal to its accrual barrier level on that elapsed day. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if the closing level of any underlying index is not available for any reason on that day (including weekends and holidays), the closing level of such underlying index will be assumed to be the same as on the immediately preceding elapsed day (subject to the discussion in the section “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” in the accompanying product supplement). In addition, for all elapsed days from and including the fourth-to-last day that is a scheduled trading day for each underlying index in an accrual period to and including the last elapsed day of that accrual period, the closing levels of the underlying indices will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days.
Early redemption:	We have the right to redeem the notes, in whole and not in part, on any coupon payment date on or after October 29, 2023 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any.
CUSIP / ISIN:	17329ULR0 / US17329ULR04

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the section “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” and not in this pricing supplement. In addition, the accompanying underlying supplement contains important disclosures regarding the underlying indices that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Although the accompanying product supplement contemplates only a single underlying index, the notes are linked to three underlying indices. Each of the provisions in the accompanying product supplement referring to the underlying index shall apply separately to each of the underlying indices to which the notes are linked.

PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

Variable Coupon Payments

The sections below provide examples of how the variable coupon payments on the notes will be determined. The first section, “—Determining the Hypothetical Relevant Contingent Rate,” provides a limited number of hypothetical examples of how the relevant contingent rate for any accrual period will be determined based on hypothetical CMS spread values, as determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period. The second section, “—Determining the Hypothetical Variable Coupon Rates and Variable Coupon Payments,” provides a limited number of hypothetical examples of how the coupon payments on the notes will be determined based on a limited number of hypothetical relevant contingent interest rates and a limited number of hypothetical accrual days during a hypothetical accrual period. The figures below have been rounded for ease of analysis.

Determining the Hypothetical Relevant Contingent Rate

The table below presents examples of hypothetical relevant contingent rates based on various hypothetical CMS spread values.

Example	Hypothetical CMS Spread*	Hypothetical Relevant Contingent Rate per Annum**
1	-1.00%	0.00%
2	-0.80%	0.00%
3	-0.60%	0.00%
4	-0.40%	0.00%
5	-0.20%	0.00%
6	0.00%	0.00%
7	0.10%	0.00%
8	0.20%	0.00%
9	0.30%	0.00%
10	0.40%	0.00%
11	0.50%	0.00%
12	0.60%	1.00%
13	0.80%	3.00%
14	1.00%	5.00%
15	1.20%	7.00%
16	1.40%	9.00%
17	1.60%	11.00%
18	1.80%	12.00%
19	2.00%	12.00%
20	2.20%	12.00%
21	2.40%	12.00%
22	2.60%	12.00%

_______________________________

* Hypothetical CMS spread = (CMS30 – CMS2), where CMS30 and CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period.

** Hypothetical relevant contingent rate per annum for the accrual period = 10.00 × (hypothetical CMS spread minus 0.50%), subject to a minimum of 0.00% and a maximum of 12.00% per annum.

Determining the Hypothetical Variable Coupon Rates and Variable Coupon Payments

The tables below present examples of the hypothetical variable coupon rate and hypothetical variable coupon payments after the first year following issuance of the notes based on the number of accrual days in a particular accrual period and different assumptions about the CMS spread. For illustrative purposes only, the tables assume an accrual period that contains 90 elapsed days and that the notes have not previously been redeemed. The actual coupon payment for any coupon payment date after the first year will depend on the actual number of accrual days and elapsed days during the related accrual period and the actual CMS spread on the CMS spread determination date for that accrual period. The variable coupon rate for each accrual period will apply only to that accrual period.

PS-3

Citigroup Global Markets Holdings Inc.

Assuming the CMS spread is 0.80% on the applicable CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Coupon Payment per Note****
0	3.000%	0.000%	$0.00
15	3.000%	0.500%	$1.25
30	3.000%	1.000%	$2.50
45	3.000%	1.500%	$3.75
60	3.000%	2.000%	$5.00
75	3.000%	2.500%	$6.25
90	3.000%	3.000%	$7.50

Assuming the CMS spread is 2.00% on the applicable CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Coupon Payment per Note****
0	12.000%	0.000%	$0.00
15	12.000%	2.000%	$5.00
30	12.000%	4.000%	$10.00
45	12.000%	6.000%	$15.00
60	12.000%	8.000%	$20.00
75	12.000%	10.000%	$25.00
90	12.000%	12.000%	$30.00

Assuming the CMS spread is 0.50% on the applicable CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Coupon Payment per Note****
0	0.000%	0.000%	$0.00
15	0.000%	0.000%	$0.00
30	0.000%	0.000%	$0.00
45	0.000%	0.000%	$0.00
60	0.000%	0.000%	$0.00
75	0.000%	0.000%	$0.00
90	0.000%	0.000%	$0.00

_______________________________

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the closing level of each underlying index is greater than or equal to its accrual barrier level)

** The hypothetical relevant contingent rate is equal to 10.00 × (CMS spread (as of the CMS spread determination date for the related accrual period) minus 0.50%), subject to a minimum of 0.00% and a maximum of 12.00% per annum

*** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical relevant contingent rate per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period, divided by (b) 90

**** The hypothetical variable coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum, divided by (ii) 4

PS-4

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with CMS30, CMS2 and each of the underlying indices. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	The notes offer a variable coupon rate after the first year following issuance, and you may not receive any coupon payment on one or more coupon payment dates. Any variable coupon payment you receive will be paid at a per annum rate equal to the relevant contingent rate for the applicable coupon payment date only if the accrual condition is satisfied on each elapsed day during the related accrual period. The accrual condition will be satisfied on any elapsed day only if the closing level of each underlying index on that elapsed day is greater than or equal to its respective accrual barrier level. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the relevant contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be made on the related coupon payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full relevant contingent rate. Furthermore, because the relevant contingent rate is a floating rate determined by reference to the CMS spread, the notes are subject to a contingency associated with the CMS spread. The relevant contingent rate will vary based on fluctuations in the CMS spread. If the CMS spread narrows, the relevant contingent rate will be reduced. The relevant contingent rate may be as low as zero for any coupon payment date. If the relevant contingent rate is zero for any coupon payment date, you will not receive any variable coupon payment on that coupon payment date even if the accrual condition is satisfied on each elapsed day in the related accrual period. Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments after the first year of the term of the notes. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The relevant contingent rate may decline, possibly to 0.00%, if short-term interest rates rise. Although there is no single factor that determines CMS spreads, CMS spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS spread. In that event, the relevant contingent rate would be reduced, and may be 0.00%, and the floating rate payable on the notes would also decline significantly, possibly to 0.00%. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

▪	The relevant contingent rate on the notes may be lower than other market interest rates. The relevant contingent rate on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS spread will decrease, as will the relevant contingent rate. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The relevant contingent rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	In determining the relevant contingent rate for any coupon payment date, the CMS spread will be reduced by 0.50%. Because 0.50% is deducted from the CMS spread before multiplying the difference by 10, the 0.50% deduction from the CMS spread reduces the variable interest rate on the notes by a full 5.00%. As a result, the interest payable on your notes will be less than that which would be payable without the 0.50% deduction.

▪	The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. The notes offer coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities (guaranteed by Citigroup Inc.). These

PS-5

Citigroup Global Markets Holdings Inc.

risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity that are guaranteed by Citigroup Inc. The volatility of the CMS spread and each of the underlying indices, and the correlation between the underlying indices and between the CMS spread and each underlying index, are important factors affecting this risk. Greater expected volatility and/or lower expected correlation as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that, after the first year, you will receive low or no coupon payments on the notes.

▪	The notes are subject to risks associated with the CMS spread and each of the underlying indices and may be negatively affected by adverse movements in any one of these variables, regardless of the performance of the others. The amount of any variable coupon payments you receive will depend on the performance of the CMS spread and each of the underlying indices. If the CMS spread is low or zero, causing the relevant contingent rate to be low or zero, the notes will pay a low or no coupon even if the closing levels of the underlying indices are consistently greater than their respective accrual barrier levels. Conversely, even if the CMS spread is high, causing the relevant contingent rate to be high, the notes will pay no coupon if the closing level of any of the underlying indices is consistently less than its respective accrual barrier level. Moreover, if the closing level of any one of the underlying indices is less than its respective accrual barrier level, the accrual condition will not be satisfied, and no interest will accrue on the notes, even if the closing levels of the other underlying indices are significantly greater than their accrual barrier levels. Accordingly, you will be subject to risks associated with the CMS spread and each of the underlying indices, and your return on the notes will depend significantly on the relationship between such risks over the term of the notes. If any one performs sufficiently poorly, you may receive low or no variable coupon payments for an extended period of time, or even throughout the entire period following the first year of the term of the notes, even if the others perform favorably.

▪	The variable coupon payments depend on multiple variables, and you are therefore exposed to greater risks of receiving no variable coupon payments after the first year than if the notes were linked to just one variable. The risk that you will receive no variable coupon payment on one or more coupon payment dates after the first year is greater if you invest in the notes as opposed to substantially similar securities that are linked to the performance of just one variable. With multiple variables, it is more likely that the notes will accrue low or no interest during an accrual period than if payments on the notes were contingent on only one variable.

▪	The notes will be subject to risks associated with the CMS spread. The relevant contingent rate for any coupon payment date after the first year following issuance of the notes will depend on the CMS spread as of the CMS spread determination date for the related accrual period.

The relevant contingent rate will not depend on the absolute level of either CMS30 or CMS2, but rather on the relationship between CMS30 and CMS2—specifically, whether CMS30 is greater than CMS2. Many factors affect CMS30 and CMS2, such that future values of CMS30 and CMS2 and their relationship are impossible to predict. If the CMS spread for any CMS spread determination date is less than or equal to 0.50%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.

Although there is no single factor that determines the CMS spread, the CMS spread has historically tended to fall when short-term interest rates rise. As with CMS rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS spread, possibly to a level that is below 0.00%. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions. Furthermore, it is important to understand that the CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. Another circumstance when the CMS spread has historically tended to fall and become negative is when the market expects an economic recession. Accordingly, another significant risk assumed by investors in the notes is that the market may anticipate a recession or that there may be a recession.

▪	The notes may be called for mandatory redemption at our option after the second year of their term, which limits your ability to receive coupon payments if the CMS spread and the underlying indices perform favorably. In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the notes at a time when the CMS spread and the underlying indices are performing favorably from your perspective and when we expect them to continue to do so. Therefore, although the notes offer coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher yield and we expect them to continue to do so, it is more likely that we would redeem the notes. Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the coupon payments. If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk. Alternatively, if the CMS spread and/or an underlying index is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time.

▪	The closing levels of the underlying indices will not be observed on certain days and will be assumed to be the same as on earlier days, which will cause certain days to have a greater weight in determining the variable coupon rate. With respect to

PS-6

Citigroup Global Markets Holdings Inc.

an elapsed day on which the closing level of an underlying index is not available, the closing level of such underlying index for that day will be deemed to be the same as on the immediately preceding elapsed day on which the level is available. In addition, for purposes of determining whether the accrual condition is satisfied, for all elapsed days from and including the fourth-to-last day that is a scheduled trading day for each underlying index in an accrual period to and including the last elapsed day of that accrual period, the closing levels of the underlying indices will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. The relative weighting of the applicable preceding elapsed day will be magnified for purposes of determining whether such elapsed day qualifies as an accrual day. Under these circumstances, if the applicable preceding elapsed day is not an accrual day, each successive day on which the closing level of that underlying index is not observed will also not qualify as an accrual day. As a result, to the extent that such preceding elapsed day is not an accrual day, such preceding elapsed day will have a greater weight in determining the number of accrual days during an accrual period. This could adversely affect the amount of any variable coupon payment.

▪	The return on the notes will be limited. The return on the notes will be limited to the sum of your coupon payments, even if the closing level of an underlying index greatly exceeds its initial index level at one or more times during the term of the notes. The maximum possible return on the notes after the first year is the maximum relevant contingent rate indicated on the cover of this pricing supplement, which would be achieved only if (i) the relevant contingent rate is the maximum relevant contingent rate for each accrual period and (ii) the closing level of each underlying index is greater than or equal to its accrual barrier level on each elapsed day during the term of the notes after the first year. You will not receive the dividend yield on, or share in any appreciation of, any underlying index over the term of the notes.

▪	You may not be adequately compensated for assuming the risks of the notes. The fixed coupon payments during the first year following issuance of the notes and the variable coupon payments you receive on the notes, if any, after the first year are the compensation you receive for assuming the risks of the notes, including interest rate risk, the risk that we may call the notes and our and Citigroup Inc.’s credit risk. That compensation is effectively “at risk” and may, therefore, be less than you currently anticipate. The actual yield you realize on the notes could be lower than you anticipate because the coupon payments after the first year are variable and you may not receive any variable coupon payment after the first year. If the risks of the notes increase or are otherwise greater than you currently anticipate, the coupon payments may turn out to be inadequate to compensate you for all the risks of the notes.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The notes may be riskier than notes with a shorter term. The notes have a relatively long term to maturity, subject to our right to call the notes for mandatory redemption prior to maturity. By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term. Specifically, you will be negatively affected if the CMS spread decreases or if the closing levels of the underlying indices fall below their respective accrual barrier levels. If either (i) the CMS spread decreases to a value that is equal to or less than 0.50% or (ii) the closing level of any of the underlying indices is less than its accrual barrier level on each day during an entire accrual period, you will be holding a long-dated note that does not pay any coupon.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have

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Citigroup Global Markets Holdings Inc.

made discretionary judgments about the inputs to its models, such as the volatility of the underlying indices and the CMS spread, the correlation among the underlying indices and the CMS spread, dividend yields on the stocks that constitute the underlying indices and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying indices and the CMS spread and a number of other factors, including the dividend yields on the stocks that constitute the underlying indices, expectations of future values of the CMS spread, interest rates generally, the positive or negative correlation among the CMS spread and the underlying indices, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the levels of the CMS spread and/or the underlying indices may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The relationship between CMS30 and CMS2 may be different than the relationship between CMS rates of different maturities. The relevant contingent rate may be lower than it would be if it were based on a CMS rate with a longer maturity than 30 years or a shorter maturity than 2 years.

▪	CMS30 and CMS2 will be affected by a number of factors and may be highly volatile. CMS30 and CMS2 are influenced by many factors, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	the perceived general creditworthiness of the banks that participate in the interest rate swap market and the London interbank loan market; and

•	general credit and economic conditions in global markets, and particularly in the United States.

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Citigroup Global Markets Holdings Inc.

As a result of these factors, CMS30 and CMS2 may be highly volatile. Because CMS30 and CMS2 are market rates and are influenced by many factors, it is impossible to predict the future values of CMS30 and CMS2.

The CMS spread will be influenced by a number of complex economic factors, including those that affect CMS rates generally. However, the CMS spread depends not on how the relevant economic factors affect any one CMS rate or even CMS rates generally, but rather on how those factors affect CMS rates of different maturities (i.e., CMS30 and CMS2) differently.

▪	The manner in which CMS rates are calculated may change in the future. The method by which CMS rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS rates or otherwise. We cannot predict whether the method by which CMS rates are calculated will change or what the impact of any such change might be. Any such change could affect CMS rates in a way that has a significant adverse effect on the notes.

▪	The Russell 2000® Index is subject to risks associated with small capitalization stocks. The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

▪	Our offering of the notes is not a recommendation of the CMS spread or the underlying indices. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the CMS spread and the underlying indices is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying indices or in instruments related to the CMS spread or the underlying indices or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the CMS spread and the underlying indices. These and other activities of our affiliates may affect the CMS spread or the levels of the underlying indices in a way that has a negative impact on your interests as a holder of the notes.

▪	Investing in the notes is not equivalent to investing in any of the underlying indices or the stocks that constitute any of the underlying indices. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute any of the underlying indices. You will not participate in any appreciation of any of the underlying indices over the term of the notes.

▪	Adjustments to any underlying index may affect the value of your notes. The sponsors of the underlying indices may add, delete or substitute the stocks that constitute the underlying indices or make other methodological changes that could affect the levels of the underlying indices. The sponsors of the underlying indices may discontinue or suspend calculation or publication of the underlying indices at any time without regard to your interests as a holder of the notes.

▪	Since August 2019, CMS30 and CMS2 have not been published on a significant number of scheduled publication days. If CMS30 or CMS2 is not published and at least three reference bank quotations are not provided, the relevant CMS rate will be determined by the calculation agent. Since August 2019, ICE Benchmark Administration Limited has not published CMS30 and CMS2 on a significant number of scheduled publication days. For example, in March and April 2020, CMS30 and CMS2 were not published on any of the scheduled publication days. It is possible that such non-publication may continue and that the frequency of non-publication may increase. If, with respect to any CMS spread determination date during the term of the notes, CMS30 or CMS2 is not published and at least three reference bank quotations are not provided as further described under “Information About the CMS Spread” in this pricing supplement, the relevant CMS rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. As a result, any such increase in the frequency of non-publication may increase the likelihood that CMS30 or CMS2 for one or more CMS spread determination dates will be so determined by the calculation agent. See also “—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes.”

▪	Uncertainty about the future of LIBOR may affect CMS rates in a way that adversely affects the return on and the value of the notes. A CMS rate is a market rate for the fixed leg of a fixed-for-floating interest rate swap, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, CMS rates are significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On March 5, 2021, the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that 3-month U.S. dollar LIBOR will either cease to be provided by any administrator or no longer be representative after June 30, 2023. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after June 30, 2023 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the values of CMS rates. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying CMS rates, and it is impossible to predict the effect of any such alternatives on the value of securities, such as the notes, that are linked to CMS rates. Any changes to 3-month U.S. dollar LIBOR or the calculation of CMS rates, and any uncertainty at what these changes may be, may affect CMS rates in a way that adversely affects your return on and value of the notes.

▪	CMS rates and the levels of the underlying indices may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions directly in the interest rate swaps that are used to determine CMS rates and/or in stocks that constitute the underlying indices and other financial instruments related to such interest rate swaps, the underlying indices or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the interest rate swaps that are used to determine CMS rates and the stocks that constitute the underlying indices and other financial instruments related to such interest rate swaps, the underlying indices or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to

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Citigroup Global Markets Holdings Inc.

facilitate transactions on behalf of customers. These activities could affect CMS rates and/or the levels of the underlying indices in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying indices, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as market disruption events or the discontinuance of an underlying index or a CMS rate, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any variable interest payment owed to you under the notes or the amount paid to you at maturity.

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Citigroup Global Markets Holdings Inc.

Information About the CMS Spread

The “CMS spread” on any day is equal to the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”) on that day. We refer to each of CMS30 and CMS2 as a “CMS rate”.

At any time, each CMS rate is a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with the relevant maturity (30 years for CMS30 and 2 years for CMS2). A conventional fixed-for-floating U.S. dollar interest rate swap is an agreement between two parties to exchange payment streams in U.S. dollars over a given period of time, where one party pays a fixed rate (the “fixed leg”) and the other party pays a floating rate that is reset periodically based on 3-month U.S. dollar LIBOR (the “floating leg”). For example, CMS30 at any given time is a market rate for the fixed leg of a fixed-for-floating U.S. dollar interest rate swap with a maturity of 30 years and a floating rate reset periodically based on 3-month U.S. dollar LIBOR. 3-month U.S. dollar LIBOR is a measure of the rate at which banks lend U.S. dollars to each other for a period of 3 months in the London interbank market.

The relevant contingent rate is based on the CMS spread, on not on the absolute level of either CMS30 or CMS2. The relevant contingent rate for any coupon payment date after the first year following issuance of the notes will depend on the CMS spread as of the CMS spread determination date for the related accrual period. If the CMS spread for any CMS spread determination date is less than or equal to 050%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.

The CMS spread is a measure of the difference, or spread, between two CMS rates of different maturities. The spread between two CMS rates of different maturities may be affected by numerous complex economic factors. It is not possible to predict whether the spread will be positive or negative at any time in the future. Investors in the notes are taking the risk that the spread between CMS30 and CMS2 will be zero or negative, meaning that CMS30 is equal to or less than CMS2.

Although there is no single factor that determines CMS spreads, CMS spreads have historically tended to fall when short-term interest rates rise. As with CMS rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS spread, possibly to a level that is below 0.00%. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions. Furthermore, it is important to understand that the CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. Another circumstance when the CMS spread has historically tended to fall and become negative is when the market expects an economic recession. Accordingly, another significant risk assumed by investors in the notes is that the market may anticipate a recession or that there may be a recession.

Determination of a CMS Rate

A CMS rate of a given maturity on any date of determination is the rate for U.S. dollar interest rate swaps with that maturity (i.e., 30 years in the case of CMS30 and 2 years in the case of CMS2) appearing on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) as of 11:00 a.m. (New York City time) on that date of determination.

If, however, the applicable CMS rate is not published on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) on any U.S. government securities business day on which such CMS rate is required, then the calculation agent will request mid-market semi-annual swap rate quotations from the principal New York City office of five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with the applicable maturity, commencing on that day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. dollar LIBOR with a designated maturity of three months. If at least three quotations are provided, the applicable CMS rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the applicable CMS rate will be determined by the calculation agent in good faith and using its reasonable judgment.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS rates are calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps with the applicable maturity that are sourced from electronic trading venues.

Discontinuance of a CMS Rate

If the calculation and publication of a CMS rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the applicable CMS rate, and the calculation agent may deem that rate (the “successor CMS rate”) to be the applicable CMS rate. Upon the selection of any successor CMS rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original CMS rate will no longer be deemed to refer to the original CMS rate and will be deemed instead to refer to that successor CMS rate for all purposes. In such event,

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Citigroup Global Markets Holdings Inc.

the calculation agent will make such adjustments, if any, to any value of the applicable CMS rate that is used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor CMS rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of a CMS rate is permanently canceled and no successor CMS rate is chosen as described above, then the calculation agent will calculate the value of the applicable CMS rate on each subsequent date of determination in good faith and using its reasonable judgment. Such value, as calculated by the calculation agent, will be the relevant CMS rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of a CMS rate may adversely affect coupon payments on, and the value of, the notes.

Historical Information

The rate for CMS30 at 11:00 a.m. (New York time) on October 26, 2021 was 1.888%. The rate for CMS2 at 11:00 a.m. (New York time) on October 26, 2021 was 0.633%. As a result, the CMS spread on October 26, 2021 was 1.255%.

The graph below shows the daily value of the CMS spread from January 3, 2011 to October 26, 2021, without giving effect to the 0.50% deduction that is made in connection with the determination of the relevant contingent rate. The relevant contingent rate will be calculated based not on the CMS spread, which is depicted below, but on the CMS spread minus 0.50%. For days on which CMS30 or CMS2 was not published by Reuters, the graph repeats the CMS spread from the last scheduled publication date on which both CMS30 and CMS2 were published by Reuters. Since August 2019, CMS30 and CMS2 have not been published on a significant number of scheduled publication days. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical values of the CMS spread as an indication of the future values of the CMS spread during the term of the notes.

Historical CMS Spread (%) January 3, 2011 to October 26, 2021

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Citigroup Global Markets Holdings Inc.

Information About the S&P 500® Index

The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC.

Please refer to the section “Equity Index Descriptions— The S&P U.S. Indices” in the accompanying underlying supplement for additional information.

We have derived all information regarding the S&P 500® Index from publicly available information and have not independently verified any information regarding the S&P 500® Index. This pricing supplement relates only to the notes and not to the S&P 500® Index. We make no representation as to the performance of the S&P 500® Index over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the S&P 500® Index is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing level of the S&P 500® Index on October 27, 2021 was 4,551.68.

The graph below shows the closing level of the S&P 500® Index for each day such level was available from January 3, 2011 to October 27, 2021. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the S&P 500® Index as an indication of future performance.

S&P 500® Index — Historical Closing Levels January 3, 2011 to October 27, 2021

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Citigroup Global Markets Holdings Inc.

Information About the Nasdaq-100 Index®

The Nasdaq-100 Index® is a modified market capitalization-weighted index of stocks of the 100 largest non-financial companies listed on the Nasdaq Stock Market. All stocks included in the Nasdaq-100 Index® are traded on a major U.S. exchange. The Nasdaq-100 Index® was developed by the Nasdaq Stock Market, Inc. and is calculated, maintained and published by Nasdaq, Inc.

Please refer to the section “Equity Index Descriptions— The NASDAQ-100 Index®” in the accompanying underlying supplement for additional information.

We have derived all information regarding the Nasdaq-100 Index® from publicly available information and have not independently verified any information regarding the Nasdaq-100 Index®. This pricing supplement relates only to the notes and not to the Nasdaq-100 Index®. We make no representation as to the performance of the Nasdaq-100 Index® over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the Nasdaq-100 Index® is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing level of the Nasdaq-100 Index® on October 27, 2021 was 15,598.39.

The graph below shows the closing level of the Nasdaq-100 Index® for each day such level was available from January 3, 2011 to October 27, 2021. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the Nasdaq-100 Index® as an indication of future performance.

Nasdaq-100 Index® — Historical Closing Levels January 3, 2011 to October 27, 2021

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Citigroup Global Markets Holdings Inc.

Information About the Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. It is calculated and maintained by FTSE Russell.

Please refer to the section “Equity Index Descriptions—The Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement for additional information.

We have derived all information regarding the Russell 2000® Index from publicly available information and have not independently verified any information regarding the Russell 2000® Index. This pricing supplement relates only to the notes and not to the Russell 2000® Index. We make no representation as to the performance of the Russell 2000® Index over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the Russell 2000® Index is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing level of the Russell 2000® Index on October 27, 2021 was 2,252.491.

The graph below shows the closing level of the Russell 2000® Index for each day such level was available from January 3, 2011 to October 27, 2021. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the Russell 2000® Index as an indication of future performance.

Russell 2000® Index — Historical Closing Levels January 3, 2011 to October 27, 2021

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Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 2.949%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention):

January 29, 2022	$30.000	January 29, 2027	$6.703	January 29, 2032	$4.774	January 29, 2037	$3.189
April 29, 2022	$30.000	April 29, 2027	$6.647	April 29, 2032	$4.728	April 29, 2037	$3.149
July 29, 2022	$30.000	July 29, 2027	$6.592	July 29, 2032	$4.677	July 29, 2037	$3.108
October 29, 2022	$30.000	October 29, 2027	$6.536	October 29, 2032	$4.631	October 29, 2037	$3.067
January 29, 2023	$9.913	January 29, 2028	$6.363	January 29, 2033	$4.459	January 29, 2038	$3.011
April 29, 2023	$9.837	April 29, 2028	$6.307	April 29, 2033	$4.413	April 29, 2038	$2.971
July 29, 2023	$9.766	July 29, 2028	$6.251	July 29, 2033	$4.367	July 29, 2038	$2.930
October 29, 2023	$9.694	October 29, 2028	$6.195	October 29, 2033	$4.322	October 29, 2038	$2.890
January 29, 2024	$8.547	January 29, 2029	$5.942	January 29, 2034	$4.063	January 29, 2039	$2.869
April 29, 2024	$8.481	April 29, 2029	$5.891	April 29, 2034	$4.022	April 29, 2039	$2.829
July 29, 2024	$8.420	July 29, 2029	$5.840	July 29, 2034	$3.976	July 29, 2039	$2.788
October 29, 2024	$8.354	October 29, 2029	$5.784	October 29, 2034	$3.931	October 29, 2039	$2.752
January 29, 2025	$8.125	January 29, 2030	$5.510	January 29, 2035	$3.753	January 29, 2040	$2.691
April 29, 2025	$8.064	April 29, 2030	$5.459	April 29, 2035	$3.712	April 29, 2040	$2.656
July 29, 2025	$7.998	July 29, 2030	$5.408	July 29, 2035	$3.667	July 29, 2040	$2.615
October 29, 2025	$7.937	October 29, 2030	$5.358	October 29, 2035	$3.626	October 29, 2040	$2.575
January 29, 2026	$7.399	January 29, 2031	$5.099	January 29, 2036	$3.453	January 29, 2041	$2.570
April 29, 2026	$7.338	April 29, 2031	$5.048	April 29, 2036	$3.413	April 29, 2041	$2.529
July 29, 2026	$7.282	July 29, 2031	$4.997	July 29, 2036	$3.372	July 29, 2041	$2.488
October 29, 2026	$7.221	October 29, 2031	$4.951	October 29, 2036	$3.331	October 29, 2041	$1,002.448

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to

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Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2023 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our tax counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $50.00 for each note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of $50.00 for each note they sell. For the avoidance of doubt, the fees and selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the notes of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We have hedged our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this hedging activity even if the value of the notes declines. This hedging activity could affect CMS30 or CMS2 or the closing levels of the underlying indices and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately twelve months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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